Exhibit 99.1

Inspira™ Technologies Reveals Next Generation Liby™ ECMO, an Extracorporeal Membrane Oxygenation System, Targeting a $531 Million Global ECMO Market

July 11, 2022

Ra’anana, Israel, July 11, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”) introduces today the “Liby™” System, an advanced form of life support better known by the medical industry as extracorporeal membrane oxygenation (ECMO), used to treat patients with life-threatening heart and lung failure. The Liby™ System is intended to target the $531million global ECMO market. The Inspira Technologies Liby™ system currently under development, is expected to be submitted to the U.S. Food and Drug Administration (FDA) for approval, during the first half of 2023.

The Inspira Technologies Liby™ system is designed to be a new generation ECMO system, with potential advantages that may improve usability and patient care. The Liby™ system is also expected to be the first system designed for integration with the Company’s recently revealed non-invasive HYLA™ blood sensor technology. The addition of the HYLA to patients treated with the Liby™ system, would potentially allow for the real-time and continuous monitoring of patient condition to alert physicians of immediate signs of changes in a patient’s clinical condition

The Liby™ system includes several Inspira Technologies developed features and capabilities as well as a new approach to medical device designs, including a large touchscreen and novel colorful graphical representation that increases the visibility, scope and functionality of data displayed to the medical staff. With its small footprint and lightweight characteristics, the Liby™ system is being designed with a rapid style aerospace-grade aluminum structure to be both lightweight and highly durable, and will be equipped with long battery life, a contributing factor to making the Liby™ system suitable for patient mobility within hospitals and for transportation of patients to hospitals in ambulances.

Product Launch

The Liby™ system is expected to be submitted to the FDA for approval during the first half of 2023. Subject to FDA approval, the Liby™ system’s expected regulatory pathway is intended to be designated as a Class II 510 (K), meaning it may not require human trials.

Business Model – Recurring Revenue

Similar to the Company’s flagship ART™ system, the Liby™ system is being designed to generate recurring revenues based upon consumable sales of its single use disposable kit, which is an important part of the system’s unique design, aimed at reducing setup time and associated medical-care costs.

Dagi Ben-Noon, Inspira™ Technologies’ Chief Executive Officer, stated:

“The Liby™ system is intended to target one of three market segments within Inspira Technologies product scope. The Liby™ system is expected to introduce the next generation of ECMO within Intensive Care Units (ICUs), due to its practical advantages, designed to improve durability, patient mobility both within the hospital or via ambulance, and ease of use. I believe that these are important advantages for medical teams within over-crowded ICUs, targeting to improve patient outcomes.”

About ECMO Technology

ECMO systems are designed to directly oxygenate and remove carbon dioxide from a patient’s blood, replacing the entire lung function by circulating all of the patient’s blood (5-7 liters) every minute. As a last resort procedure, it requires the patient to be confined to ICUs and is associated with a high level of medical risks.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology Company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), designed to rebalance patient oxygen saturation levels. The Company’s ART™ technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits to be derived from the use of the Liby™ system, once developed, the expected timing of FDA submission for approval, that the Liby™ system is expected to be designated as a Class II 510(K), meaning it may not require human trials, and that the Liby™ system is being designed to generate recurring revenues based upon consumable sales of its single use disposable kit. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations

Miri Segal,

MS-IR LLC

+917-607-8654

msegal@ms-ir.com

US Public Relations

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

IINN@redchip.com

MRK-ARS-030

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